ICOA Corporation                                                111 Airport Road
                                                     Warwick, Rhode Island 02889
                                                             Phone: 401-352-2300
                                                               Fax: 401-352-2323




February 14, 2006


VIA TELEFAX AND REGULAR MAIL

Ms. Cheryl Grant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:      ICOA, Inc.
         Amendment No. 2 to Form SB-2
         File No. 333-130723
         Filed December 28, 2005

Dear Ms. Grant:

         In response to certain verbal comments provided to our legal council Kirkpatrick & Lockhart regarding ICOA, Inc.'s (the "Company") Amendment 2 to Form SB-2 Registration statement filed February 13, 2006, we are providing the following letter containing additional information.


FORM SB-2

General

COMMENT 1:                 Were any officers granted stock options and/or SAR's
                           outside of the 2005 Stock Option Plan?

RESPONSE:                  The Company  confirms that no officer was granted
                           options  and/or SAR's outside the 2005 Stock Option
                           Plan. The 2005 Stock Option Plan was terminated on
                           December 29, 2005.


COMMENT 2:                 Did any officers exercise stock options and/or SAR's
                           during the year 2005?

RESPONSE:                  The Company confirms that no officer exercised any
                           options and/or SAR's during the fiscal year 2005.
                           Additionally, the Company confirms that as of December 31, 2005 and the date of this letter; no officers hold any options.

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

In addition, the Company acknowledges that:

        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you should have any questions, please feel free to contact me.

Sincerely,



/s/ Erwin Vahlsing, Jr.
Erwin Vahlsing, Jr.
Vice President Finance


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